Exhibit 99.2



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


Summary Consolidated Statements of Operations(1,6)

                                                      Three months ended June 30,         Six months ended June 30,
                                                           2002             2003             2002              2003
(Amounts in thousands except per share data)                EUR              EUR              EUR               EUR
--------------------------------------------------------------------------------------------------------------------

                                    Net sales           608,777          329,118          787,506           647,160
                                Cost of sales           393,208          256,649(4)       554,701           521,818(5)
--------------------------------------------------------------------------------------------------------------------
                        Gross profit on sales           215,569           72,469          232,805           125,342

               Research and development costs            84,099           77,618          158,039           157,963
             Research and development credits           (8,745)          (4,654)          (13,388)           (9,134)
 Selling, general and administrative expenses            71,737           54,892          132,940           115,955
                       Restructuring expenses                 -           18,042                -            24,485
--------------------------------------------------------------------------------------------------------------------
                               Total expenses           147,091          145,898          277,591           289,269

      Operating income (loss) from continuing
                                   operations            68,478          (73,429)         (44,786)         (163,927)

               Interest income (expense), net           (10,218)          (9,395)         (22,533)          (16,429)
--------------------------------------------------------------------------------------------------------------------

Income (Loss) from continuing operations before
                                 income taxes            58,260          (82,824)         (67,319)         (180,356)
Benefits from (provision for) income taxes on
            income from continuing operations           (18,438)          28,872           21,245            57,715
--------------------------------------------------------------------------------------------------------------------
 Net income (loss) from continuing operations            39,822          (53,952)         (46,074)         (122,641)

            Loss from discontinued operations
                            before income tax           (45,540)         (15,821)(2)      (78,049)          (37,657)(3)
   Benefits from income taxes on discontinued
                                   operations            15,174            6,250           26,000            14,875
--------------------------------------------------------------------------------------------------------------------
        Net loss from discontinued operations           (30,366)          (9,571)         (52,049)          (22,782)

                            Net income (loss)             9,456          (63,523)         (98,123)         (145,423)

  Basic net income (loss) per ordinary share:              0.02            (0.13)           (0.21)            (0.30)
Diluted net income (loss) per ordinary share:              0.02            (0.13)           (0.21)            (0.30)

Number of ordinary shares used in computing per share amounts (in thousands):

                                       Basic            475,493          482,184          476,829           482,183
                                      Diluted           479,252          482,184          476,829           482,183

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1.)  prior period financial statements were restated to reflect the impact of discontinued operations
2.) Includes operating loss of EUR 7 million for Track and Thermal and restructuring and one time charges of EUR 9 million for Thermal on impairment of assets
3.) Includes operating loss of EUR 18 million for Track and Thermal and restructuring and one time charges of EUR 20 million for Track and Thermal on impairment of assets, contract termination costs and severance pay
4.)  Includes loss of EUR 3 million for restructuring charges
5.)  Includes loss of EUR 5 million for restructuring charges
6.)  All figures are unaudited

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

Ratios and Other Data(6)
                                                       Three months ended June 30,          Six months ended June 30,
                                                           2002             2003             2002              2003
----------------------------------------------------------------------------------------------------------------------

Gross profit on sales of continuing operations
                         as a % of net sales               35.4             22.0             29.6              19.4
      Operating income (loss) from continuing
               operations as a % of net sales              11.2            (22.3)            (5.7)            (25.3)
 Net income (loss) from continuing operations
                          as a % of net sales               6.5            (16.4)            (5.9)            (19.0)
  Shareholders' equity as a % of total assets              42.0             34.4             42.0              34.4
                     Sales of systems (units)                65               41               78                74
 Number of employees in continuing operations             5,930            5,529            5,930             5,529
Number of employees in discontinued operations              872              524              872               524
                    Number of employees total             6,802            6,053            6,802             6,053




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

Summary Consolidated Balance Sheets(1,6)

                                                                          Dec 31,         March 30,          June 30,
                                                                            2002             2003              2003
(Amounts in thousands)                                                       EUR              EUR               EUR
-------------------------------------------------------------------------------------------------------------------------
  ASSETS
                    Cash and cash equivalents                            668,760          688,297         1,249,905
                     Accounts receivable, net                            556,664          434,898           323,444
                             Inventories, net                            730,025          778,547           733,738
                               Current assets                            353,801          353,896           151,650
                         Assets held for sale                            106,094           93,057            77,065
-------------------------------------------------------------------------------------------------------------------------
                         Total current assets                          2,415,344        2,348,695         2,535,802

                           Deferred tax asset                            314,795          343,975           360,188
                                 Other assets                             61,757           60,316            67,445
                            Intangible assets                             14,069           13,510            12,940
                Property, plant and equipment                            495,723          475,531           437,120
-------------------------------------------------------------------------------------------------------------------------
                                 Total assets                          3,301,688        3,242,027         3,413,495

  LIABILITIES AND SHAREHOLDERS' EQUITY

                          Current liabilities                            686,683          749,409           650,767
                    Liabilities held for sale                             66,091           54,296            49,518
               Convertible subordinated bonds                          1,064,040        1,038,476         1,354,464
      Long term debt and deferred liabilities                            169,358          166,832           184,497
                         Shareholders' equity                          1,315,516        1,233,014         1,174,249
-------------------------------------------------------------------------------------------------------------------------
   Total liabilities and Shareholders' equity                          3,301,688        3,242,027         3,413,495
-------------------------------------------------------------------------------------------------------------------------


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


Summary Consolidated Statements of Cash Flows(1,6)

                                                     Three months ended June 30,          Six months ended June 30,
                                                           2002             2003             2002              2003
(Amounts in thousands)                                      EUR              EUR              EUR               EUR
-------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:

 Net income (loss) from continuing operations            39,822          (53,952)         (46,074)         (122,641)
                Depreciation and amortization            42,650           31,179           83,321            66,462
             Change in assets and liabilities          (126,278)         234,210         (257,286)          326,454
-------------------------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) operating
        activities from continuing operations           (43,806)         211,437         (220,039)          270,275

  CASH FLOWS FROM INVESTING ACTIVITIES:

                         Capital expenditures           (29,495)           1,569          (61,098)          (23,859)
                   Other investing activities             2,168                -           11,330             6,560
-------------------------------------------------------------------------------------------------------------------------
       Net cash used in investing activities
                   from continuing operations           (27,327)           1,569          (49,768)          (17,299)

  CASH FLOWS FROM FINANCING ACTIVITIES:

        Proceeds from issuance of convertible
                       subordinated loans,net                 -          371,450                -           371,450
         Redemption and/or repayment of loans            (3,083)            (305)          (4,366)             (689)
                 Proceeds from share issuance            18,502                -           24,424                 -
-------------------------------------------------------------------------------------------------------------------------
     Net cash provided by (used in) financing
        activities from continuing operations            15,419          371,145           20,058           370,761
-------------------------------------------------------------------------------------------------------------------------
     Net cash flow from continuing operations           (55,714)         584,151         (249,749)          623,737
  Effect of changes in exchange rates on cash            (3,298)         (24,185)            (771)          (32,266)
         Net cash flow  provided by (used in)
                      discontinued operations           (50,159)           1,642          (57,349)          (10,326)
-------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents   (109,171)         561,608         (307,869)          581,145

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


Quarterly Summary Consolidated Statements of operations(1,6)

                                                                               Three months ended,
                                                         Sept 30,            Dec 31,            March 30,           June 30,
                                                           2002                2002               2003                2003
(Amounts in millions)                                   EUR       %        EUR        %       EUR        %       EUR          %
--------------------------------------------------------------------------------------------------------------------------------
                                       Net sales      351.5   100.0      819.6    100.0     318.0    100.0     329.1      100.0
                                   Cost of sales      258.1    73.4      678.3     82.8     265.2     83.4     256.6       78.0
--------------------------------------------------------------------------------------------------------------------------------
                           Gross profit on sales       93.4    26.6      141.3     17.2      52.8     16.6      72.5       22.0

  Research and development costs, net of credits       69.4    19.7       84.3     10.3      75.9     23.9      73.0       22.2
    Selling, general and administrative expenses       69.6    19.8       60.7      7.4      61.0     19.2      54.9       16.7
                          Restructuring expenses          -       -          -        -       6.4      2.0      18.0        5.5
--------------------------------------------------------------------------------------------------------------------------------
                                  Total expenses      139.0              145.0              143.3              145.9

          Operating income (loss)from continuing
                                      Operations     (45.6)   (13.0)      (3.7)    (0.5)    (90.5)   (28.5)    (73.4)     (22.3)

                  Interest income (expense), net      (8.3)    (2.4)      (5.9)    (0.7)     (7.0)    (2.2)     (9.4)      (2.9)
--------------------------------------------------------------------------------------------------------------------------------
  Income (Loss)from continuing operations before
                                    Income taxes     (53.9)   (15.3)      (9.6)    (1.2)    (97.5)   (30.7)    (82.8)     (25.2)
            Provision for income taxes on income
                      From continuing operations      18.3      5.2        3.3      0.4      28.8      9.1      28.9        8.8
--------------------------------------------------------------------------------------------------------------------------------
    Net income (loss) from continuing operations     (35.6)   (10.1)      (6.3)    (0.8)    (68.7)   (21.6)    (53.9)     (16.4)

           Net loss from discontinued operations     (24.4)    (6.9)     (43.4)    (5.3)    (13.2)    (4.2)     (9.6)      (2.9)

                               Net income (loss)     (60.0)   (17.1)     (49.7)    (6.1)    (81.9)   (25.8)    (63.5)     (19.3)


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Notes to the Summary Consolidated Financial Statements

Basis of Presentation

ASML follows accounting principles generally accepted in the United States of America (`U.S. GAAP'). Further disclosures, as required under U.S. GAAP in annual reports, are not included in the Summary Consolidated Financial Statements. The accompanying Consolidated Financial Statements are stated in thousands of euros (`EUR').

Discontinued operations

During the second half of 2002, ASML adopted a plan to discontinue its Track operations and dispose of its Thermal division, as of December 31, 2002. The total related net loss from discontinued operations (net of tax) of these components for the first and second quarter of 2003 amount respectively to EUR
13.2 million and EUR 9.6 million. Assets and liabilities of discontinued operations were segregated in the accompanying consolidated balance sheets and consisted primarily of accounts receivable, inventories and fixed assets, offset by accounts payable and accrued liabilities. Prior period financial statements have been restated to reflect the impact of discontinued operations.

On July 2, 2003 ASML sold 8X and 9X product lines of the Track operation. In the second quarter of 2003 the Thermal operations recorded restructuring charges of EUR 8.5 million related to impairment of assets.

Restructuring

In the three months ended June 30, 2003, ASML recorded restructuring charges to operating income totaling EUR 21 million. These charges consist primarily of employee severance related to workforce reductions.

Principles of consolidation

The Consolidated Financial Statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. All significant intercompany profit, transactions and balances have been eliminated in consolidation.

Recognition of revenues, income and expenses

Under the guidance set forth in SAB 101, ASML's practice is to recognize revenues based upon shipment.
This guidance also resulted in ASML deferring the fair value of the installation service yet to be performed on delivered equipment. Furthermore, revenues on initial shipments of new technology systems are deferred until acceptance by the customer.

Revenues from services are recognized when performed. Revenue from prepaid service contracts is recognized over the life of the contract. Advance payments received from customers are deferred and recognized when the products have been shipped. Operating expenses and other income and expense items are recognized in the income statement as earned or incurred.

Use of estimates

The preparation of ASML's Consolidated Financial Statements in conformity with US GAAP necessarily requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

`Safe Harbor' Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.